EXHIBIT 99.1

Alvotech Reports Results for the First Quarter of 2025 and Provides Business Update

  Total Revenues in the first quarter of 2025 reached $132.8 million, compared to $36.9 million in the same period last year, representing a 260% increase

  Product Revenues in the first in the first quarter of 2025 reached $109.9 million, compared to $12.4 million in the same period last year, representing a 786% increase

  Adjusted EBITDA in the first quarter of 2025 was $20.5 million compared to negative $38.4 million in 2023

  Full year guidance increased to $600-$700 million in top line revenue and $200-280 million adjusted EBITDA, following acquisition of proposed biosimilar to Cimzia

  Alvotech will conduct a business update conference call and live webcast on Thursday May 8, 2025, at 8:00 am ET (12:00pm GMT).

REYKJAVIK, Iceland, May 07, 2025 (GLOBE NEWSWIRE) -- Alvotech (NASDAQ: ALVO, or the “Company”), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today reported financial results for the first quarter of 2025 and provided a summary of recent pipeline and corporate highlights. Management will conduct a business update conference call and live webcast on March 8, 2025, at 8:00 am ET (12:00 pm GMT).

“Alvotech maintains its strong momentum, with positive cash flows from operating activities in the first quarter and healthy product margins, driven by new launches and increasing manufacturing efficiencies. In 2025 Alvotech expects to be free cash-flow positive, and I’m pleased to note that the business is self-funded going forward. Based on strong response to our acquisition of all rights to the proposed biosimilar to Cimzia and to the broadening of our development pipeline, we are increasing full year guidance, to $600-$700 million in top-line revenue and $200-$280 million in adjusted EBITDA,” said Robert Wessman, Chairman and CEO of Alvotech. “Launching four new biosimilars remain key near-term priorities. With the acquisition of Xbrane’s operations and expansion of our R&D activity into Sweden we continue building one of the most valuable pipelines in the industry and leveraging our investment in a unique vertically integrated platform for biosimilars development and manufacturing.”

Business Highlights in Q1 2025

Alvotech and its U.S. commercial partner Teva Pharmaceutical announced the launch of SELARSDI™ (ustekinumab-aekn) biosimilar to Stelara®, in the U.S. SELARSDI has been granted interchangeability to all presentations of the reference biologic Stelara®, effective April 30, 2025. The partners also announced filing acceptance of U.S. Biologics License Applications (BLAs) for AVT05, a proposed biosimilar to Simponi® and Simponi Aria® (golimumab) and a BLA for AVT06, a proposed biosimilar to Eylea® (aflibercept). Alvotech is the first developer to file marketing applications for a proposed biosimilar to Simponi® or Simponi Aria® in major markets, including Europe, U.S., Canada and Japan.

Alvotech and Dr. Reddy’s Laboratories announced the filing acceptance of a U.S. BLA for AVT03, a proposed biosimilar to Prolia and Xgeva (denosumab). Alvotech, Kashiv and Advanz announced that the UK Medicines and Healthcare Products Regulatory Agency (MHRA) had accepted a marketing application for AVT23, a proposed biosimilar to Xolair® (omalizumab).

Alvotech acquired Xbrane’s R&D operations in Sweden and all rights to a biosimilar candidate referencing Cimzia® (certolizumab pegol). Xbrane’s shareholders have approved the acquisition, which is pending final approval from the relevant Swedish authorities.

Summary of the Financial Results for the first quarter of 2025

Cash position and sources of liquidity: As of March 31, 2025, the Company had cash and cash equivalents of $39.5 million. In addition, the Company had borrowings of $1,096.7 million, including $32.8 million of current portion of borrowings.

Product Revenue: Product revenue was $109.9 million for the three months ended March 31, 2025, compared to $12.4 million for the three months ended March 31, 2024. Revenue for the three months ended March 31, 2025, consisted of product revenue from sales of AVT02 in the U.S., Canada, and European countries, the sales of AVT04 in Canada, Japan, and European countries, and the launch of AVT04 in the U.S.

License and Other Revenue: License and other revenue was $22.9 million for the three months ended 31 March 2025, compared to $24.4 million for the three months ended 31 March 2024. The license and other revenue of $22.9 million was primarily attributable to the recognition of a $17.6 million relative to the product launch of AVT04 in the U.S., and $4.3 million relative to the achievement of a performance target of AVT04 in Europe.

Cost of product revenue: Cost of product revenue was $65.4 million for the three months ended March 31, 2025, compared to $20.0 million for the three months ended March 31, 2024. This is the result of sales in the period, including the launch of AVT02 in the U.S., the launch of AVT04 in the U.S., Canada, Japan and European countries, tempered by lower production-related charges and lower costs associated with FDA inspection readiness.

Research and development (R&D) expenses: R&D expenses were $38.2 million for the three months ended 31 March 2025, compared to $49.9 million for the year ended three months ended 31 March 2024. The decrease was primarily driven by a decrease of $0.8 million primarily related to programs which reached commercialization (i.e., AVT04), a decrease of $19.3 million related to programs for which the clinical phase is now substantially completed (i.e. AVT03, AVT05, and AVT06), and overall lower other R&D expenses of 2.8 million, partially offset by a $11.2 million increase in direct program expenses mainly due to AVT16 and AVT29 programs that are advancing through clinical phase.

General and administrative (G&A) expenses: G&A expenses were $18.6 million for the three months ended March 31, 2025, compared to $15.5 million for the three months ended March 31, 2024. The increase in G&A expenses was primarily attributable to an increase in legal fees, primarily in preparation for upcoming planned launches.

Operating profit / (loss): Operating profit was $10.6 million for the three months ended 31 March 2025, compared to ($48.4) million for the same period in the prior year. The increase of $59 million was primarily attributable to the sharp increase in product revenues driven by the expansion of our product commercialization.

Finance income: Finance income was $126.3 million for the three months ended March 31, 2025, compared to $0.8 million for the three months ended March 31, 2024. Finance income for the three months ended March 31, 2025 was primarily attributable to the change in fair value of the fair value of derivative liabilities, which was positively impacted by the decrease in the Company's share price during the period.

Finance costs: Finance costs were $35.5 million for the three months ended March 31, 2025, compared to $184.1 million for the three months ended March 31, 2024. Finance costs for three months ended March 31, 2025 primarily comprised of interest charges on outstanding debts of $1,096.7 million. Finance costs for the three months ended March 31, 2024, were primarily comprised of $140.9 million related to the fair value of derivative liabilities, which was negatively impacted by the increase in the Company's share price during the period, and $41.0 million of interest charges on outstanding debts of 978.1 million.

Income tax (expense) / benefit: Income tax benefit was $16.3 million for the three months ended March 31, 2025, compared to $6.4 million for the three months ended March 31, 2024. The change is driven by a $23.2 million increase in the U.S. dollar value of the Icelandic tax loss carry-forwards denominated in Icelandic krona that the Company expects to utilize against future taxable profits, due to the weakening of the U.S. dollar over the period. This increase is partly offset by a $13.9 million decrease in tax benefit corresponding to a decrease in operating losses reported for the three months ended 31 March 2025.

Profit / (loss) for the Period: Reported net profit was $109.7 million, or $0.39 per share and $0.35 per share on a basic and diluted basis, respectively, for the three months ended March 31, 2025, compared to a reported net loss of $218.7 million, or ($0.89) per share on a basic and diluted basis, for the same period in the prior year. As mentioned above, the net loss for the three months ended March 31, 2024, was heavily impacted by the fair value costs associated with our derivative liabilities.

Business Update Conference Call
Alvotech will conduct a business update conference call and live webcast on Thursday, May 8, at 8:00 am ET (12:00 noon GMT). Registration for the conference call and access to the live webcast is found on https://investors.alvotech.com/events/event-details/q1-2025-earnings, where you will also be able to find a replay of the webcast, following the call for 90 days.

About AVT02 (adalimumab)
AVT02 is a monoclonal antibody and has been approved as a biosimilar to Humira® (adalimumab) in over 50 countries globally, including the U.S., Europe, Canada, Australia, Egypt, Saudi Arabia and South Africa. It is currently marketed in the U.S. as SIMLANDI and under private label (adalimumab-ryvk), in Europe as HUKYNDRA, in Canada as SIMLANDI and in Australia as ADALACIP. Dossiers are also under review in multiple countries globally.

About AVT04 (ustekinumab)
AVT04 is a monoclonal antibody and a biosimilar to Stelara® (ustekinumab). AVT04 has been launched in Canada as JAMTEKI, in the EEA as UZPRUVO, in Japan as USTEKINUMAB BS (F) and in the U.S. as SELARSDI (ustekinumab-aekn). Dossiers are also under review in multiple countries globally.

About AVT03
AVT03 is a human monoclonal antibody and a biosimilar candidate to Prolia® and Xgeva® (denosumab). Denosumab targets and binds with high affinity and specificity to the RANK ligand membrane protein, preventing the RANK ligand/RANK interaction from occurring, resulting in reduced osteoclast numbers and function, thereby decreasing bone resorption and cancer-induced bone destruction [1]. AVT03 is an investigational product and has not received regulatory approval in any country. Biosimiliarity has not been established by regulatory authorities and is not claimed.

About AVT05
AVT05 is a biosimilar candidate for Simponi® and Simponi Aria® (golimumab). Golimumab is a monoclonal antibody that inhibits tumor necrosis factor alpha (TNF alpha). Elevated TNF alpha levels have been implicated in the pathophysiology of several chronic inflammatory diseases such as rheumatoid arthritis, psoriatic arthritis, and ankylosing spondylitis [2]. AVT05 is an investigational product and has not received regulatory approval in any country. Biosimilarity has not been established by regulatory authorities and is not claimed.

About AVT06/AVT29
AVT06/AVT29 is a recombinant fusion protein and a biosimilar candidate to Eylea® (aflibercept) in different dosing strength which binds vascular endothelial growth factors (VEGF), inhibiting the binding and activation of VEGF receptors, neovascularization, and vascular permeability [3]. AVT06/AVT29 are investigational products and have not received regulatory approval in any country. Biosimilarity has not been established by regulatory authorities and is not claimed.

About AVT16
AVT16 is a human monoclonal antibody and a biosimilar candidate to Entyvio® (vedolizumab). Vedolizumab targets and binds specifically to the alpha-4-beta-7 protein, which is preferentially expressed on T helper lymphocytes (white blood cells) which migrate into the gastrointestinal tract and cause inflammation characteristic of Ulcerative Colitis and Chron’s disease [4]. AVT16 is an investigational product and has not received regulatory approval in any country. Biosimiliarity has not been established by regulatory authorities and is not claimed.

About AVT23
AVT23 is a proposed biosimilar to Xolair® (omalizumab). Omalizumab is a humanized monoclonal antibody that targets free immunoglobulin E (IgE). Xolair, which contains omalizumab, is indicated for severe persistent allergic asthma and chronic rhinosinusitis with nasal polyps (CRSwNP) [4]. AVT23 is an investigational product and has not received regulatory approval in any country. Biosimilarity has not been established by regulatory authorities and is not claimed.

Sources
[1] Prolia product information
[2] Simponi product information
[3] Eylea product information
[4] Entyvio product information
[5] Xolair product information

Use of trademarks
Stelara®, Simponi® and Simponi Aria ® are registered trademarks of Johnson & Johnson. Humira® is a registered trademark of AbbVie Biotechnology Ltd. Eylea® is a registered trademark of Regeneron Pharmaceuticals Inc and Bayer AG. Prolia® and Xgeva® are registered trademarks of Amgen Inc. JAMTEKI™ is a trademark of JAMP Pharma Group. UZPRUVO® and HUKYNDRA® are registered trademarks of STADA and Alvotech. ADALICIP is a registered trademark of Cipla Australia. Xolair® is a registered trademark of Novartis AG.

About Alvotech
Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech has launched two biosimilars. The current development pipeline includes nine disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Advanz Pharma (EEA, UK, Switzerland, Canada, Australia and New Zealand), Dr. Reddy’s (EEA, UK and US), Biogaran (FR), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

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Alvotech Forward Looking Statements
Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech and may include, for example, Alvotech’s expectations regarding competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events, regulatory submissions, review and interactions, the potential approval and commercial launch of its product candidates, the timing of regulatory approval, and market launches. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “aim” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the ability to maintain positive cash flows from operations; (2) the ability to maintain stock exchange listing standards; (3) changes in applicable laws or regulations; (4) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (5) Alvotech’s estimates of expenses and profitability; (6) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (7) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; (8) the ability of Alvotech or its partners to respond to inspection findings and resolve deficiencies to the satisfaction of the regulators; (9) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (10) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (11) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (12) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (13) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (14) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (15) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (16) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (17) the impact of worsening macroeconomic conditions, including rising inflation and interest rates and general market conditions, conflicts in Ukraine, the Middle East and other global geopolitical tension, on the Company’s business, financial position, strategy and anticipated milestones; and (18) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

ALVOTECH INVESTOR RELATIONS AND GLOBAL COMMUNICATIONS
Benedikt Stefansson, VP
alvotech.ir@alvotech.com

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income or Loss for the three months ended 31 March 2025 and 2024

USD in thousands, except for per share amounts	Three months ended 31 March 2025	Three months ended 31 March 2024
Product revenue	109,907	12,430
License and other revenue	22,858	24,422
Other income	41	42
Cost of product revenue	(65,447)	(19,957)
Research and development expenses	(38,170)	(49,868)
General and administrative expenses	(18,607)	(15,488)
Operating profit / (loss)	10,582	(48,419)
Finance income	126,308	783
Finance costs	(35,539)	(184,063)
Exchange rate differences	(7,930)	6,532
Non-operating profit / (loss)	82,839	(176,748)
Profit / (loss) before taxes	93,421	(225,167)
Income tax benefit	16,259	6,438
Profit / (loss) for the period	109,680	(218,729)
Other comprehensive profit / (loss)
Item that will be reclassified to profit or loss in subsequent periods:
Exchange rate differences on translation of foreign operations	241	(820)
Total comprehensive profit / (loss)	109,921	(219,549)
Profit / (loss) per share
Basic profit / (loss) for the period per share	0.39	(0.89)
Diluted profit / (loss) for the period per share	0.35	(0.89)

Unaudited Condensed Consolidated Interim Statements of Financial Position as of 31 March 2025 and 31 December 2024
USD in thousands

Non-current assets	31 March 2025	31 December 2024
Property, plant and equipment	296,048	284,546
Right-of-use assets	126,864	125,198
Goodwill	11,085	11,330
Other intangible assets	21,539	20,621
Contract assets	12,154	22,710
Other long-term assets	3,550	3,615
Deferred tax assets	315,350	298,360
Total non-current assets	786,590	766,380
Current assets
Inventories	142,074	127,889
Trade receivables	168,315	160,217
Contract assets	60,258	67,304
Other current assets	49,503	48,064
Receivables from related parties	178	118
Cash and cash equivalents	38,544	51,428
Total current assets	458,872	455,020
Total assets	1,245,462	1,221,400

Unaudited Condensed Consolidated Interim Statements of Financial Position as of 31 March 2025 and 31 December 2024
USD in thousands

Equity	31 March 2025	31 December 2024
Share capital	2,828	2,826
Share premium	2,007,510	2,007,058
Other reserves	17,381	17,272
Translation reserve	(1,977)	(2,218)
Accumulated deficit	(2,328,029)	(2,437,709)
Total equity	(302,287)	(412,771)
Non-current liabilities
Borrowings	1,063,972	1,035,882
Derivative financial liabilities	84,615	210,224
Lease liabilities	119,154	112,137
Contract liabilities	12,138	80,721
Deferred tax liability	2,058	1,811
Total non-current liabilities	1,281,937	1,440,775
Current liabilities
Trade and other payables	67,887	67,126
Lease liabilities	11,068	9,515
Current maturities of borrowings	32,752	32,702
Liabilities to related parties	1,820	8,465
Contract liabilities	87,004	15,980
Taxes payable	668	204
Other current liabilities	64,613	59,404
Total current liabilities	265,812	193,396
Total liabilities	1,547,749	1,634,171
Total equity and liabilities	1,245,462	1,221,400

Unaudited Condensed Consolidated Interim Statements of Cash Flows for the three months ended 31 March 2025 and 2024

USD in thousands Cash flows from operating activities	Three months ended 31 March 2025	Three months ended 31 March 2024
Profit (loss) for the period	109,680	(218,729)
Adjustments for non-cash items:
Depreciation and amortization	8,259	7,190
Change in inventory reserves	686	(5,379)
Share-based payments	1,308	2,828
Finance income	(126,308)	(783)
Finance costs	35,539	184,063
Exchange rate difference	7,930	(6,532)
Income tax benefit	(16,259)	(6,438)
Operating cash flow before movement in working capital	20,835	(43,780)
Increase in inventories	(14,871)	(12,424)
Decrease in trade receivables	9,028	40
Increase in receivables with related parties	(60)	(142)
Decrease in contract assets	18,498	5,634
Increase in other assets	(3,705)	(2,959)
Increase / (decrease) in trade and other payables	3,808	(28,927)
Increase in contract liabilities	—	4,176
(Decrease) / increase in liabilities with related parties	(3,738)	14,681
Decrease in other liabilities	(12,410)	(7,139)
Cash from (used in) operations	17,385	(70,840)
Interest received	25	26
Interest paid	(4,831)	(4,403)
Income tax paid	(30)	(186)
Net cash from (used in) operating activities	12,549	(75,403)
Cash flows from investing activities
Acquisition of property, plant and equipment	(23,187)	(4,069)
Acquisition of intangible assets	(183)	(543)
Restricted cash in connection with amended bond agreement	—	1,132
Proceeds from the sale in joint venture	2,975	—
Net cash used in investing activities	(20,395)	(3,480)
Cash flows from financing activities
Repayments of borrowings	(3,563)	(1,629)
Repayments of principal portion of lease liabilities	(2,276)	(2,338)
Gross proceeds from equity offering	—	138,049
Fees from equity offering	—	(5,743)
Proceeds from warrants	—	4,841
Net cash generated from (used in) financing activities	(5,839)	133,180
(Decrease) / increase in cash and cash equivalents	(13,685)	54,297
Cash and cash equivalents at the beginning of the year	51,428	11,157
Effect of movements in exchange rates on cash held	801	(643)
Cash and cash equivalents at the end of the period	38,544	64,811